

Mail Stop 4628

May 23, 2017

Garrett B. Smith
Vice President, General Counsel and Corporate Secretary
Ultra Petroleum Corp.
400 North Sam Houston Parkway East, Suite 1200
Houston, TX 77060

> **Re:** **Ultra Petroleum Corp.**
> **Registration Statement on Form S-1**
> **Filed April 26, 2017**
> **File No. 333-217481**
> **Form 10-K/A for the Fiscal Year ended December 31, 2016**
> **Filed April 26, 2017**
> **File No. 001-33614**
> **Form 8-K**
> **Filed May 3, 2017**
> **File No. 001-33614**

Dear Mr. Smith:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

1. Please note that the staff's comments with regard to your Form 10-K for the fiscal year ended December 31, 2016 and related filings will need to be resolved before we will be in a position to declare your registration statement effective. Please also confirm that you will amend the registration statement, as appropriate, to reflect your responses to our comments on the Form 10-K and related filings.

Form 10-K/A for the Fiscal Year ended December 31, 2016

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Explanatory Note

2.   We note you disclose that on April, 12, 2017 you emerged from bankruptcy and have identified in the press release attached to your May 3, 2017 Form 8-K, various related changes that will have material effects, relative to your historical financial statements. For example, you disclose that your debt and equity profiles have materially changed and that the in-court restructuring process has provided for the elimination of certain costs and an improved cost structure. Please address the following points.

- Tell us why you have not filed an Item 8.01 Form 8-K to include pro forma financial statements depicting the effects of the reorganization, consistent with Rule 11-01(a)(8) of Regulation S-X, and explain how you would include this information in the Form S-1 that you filed on April 26, 2017, while considering the guidance in the General Instruction B.5 to Form 8-K.

- Tell us the extent to which the adjustments underlying the "Benefits from Reorganization" and "Pro Forma" information reported in your May 3, 2017 press release would comply with the pro forma adjustment criteria requirements in Rule 11-02(b)(6) of Regulation S-X, and provide details of your rationale.

- Tell us how the reserve information that you report as of December 31, 2016 would appear on a pro forma basis, considering the resolution of uncertainties accompanying your bankruptcy, for those disclosures required by FASB ASC paragraphs 932-235-50-4 and 31.

Form 8-K Filed May 3, 2017

3.   We note that in your earnings release you have various disclosures of non-GAAP measures, such as cash operating margins per Mcfe, and adjusted net income, which omit or precede a discussion of the comparable GAAP measure. In these disclosures, you should present the most directly comparable GAAP measure with equal or greater prominence. Please refer to Question 102.10 of our Compliance and Disclosure Interpretations on non-GAAP financial measures, issued on May 17, 2016, when preparing non-GAAP disclosures for subsequent filings.

4.   We note that your disclosure of operating cash flow per share departs from the guidance in Question 102.05 of our Compliance and Disclosure Interpretations, issued on May 17, 2016. Please adhere to this guidance in subsequent filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Attorney-Adviser, at (202) 551-3271 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources